082-03494



RECEIVED

2010 OCT 14 P 1:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

8th October 2010





10016440

SUPPL

Nicholas Ong
Senior Issuers Adviser
Australian Stock Exchange Limited
Exchange Plaza
2 The Esplanade
PERTH WA 6000

Dear Nicholas,



TRADING HALT

First Australian Resources Limited (ASX Code: FAR) requests an immediate trading halt be put on its listed shares (FAR) and listed convertible notes (FARGA) pending an announcement to the market regarding FAR's participation in a planned deepwater exploration well offshore West Africa adjacent to FAR's Guinea Bissau Blocks.

First Australian Resources Limited is not aware of any reason the trading halt should not be granted. The trading halt is expected to be lifted on Monday.

Yours Sincerely

Michael Evans
Executive Chairman
First Australian Resources Limited

dlw 10/15

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au


FAR
LIMITED

October 8, 2010

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporaté Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
8 October 2010 (ASX Announcement & Media Release: TRADING HALT)

Suite B1, 431 Roberts Rd, Subiaco, Western Australia 6008 PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile (61-8) 6363 8783 Email: info@far.com.au Web: www.far.com.au